OPERATING AGREEMENT OF
DUFRANE PRODUCTIONS, LLC
A NEW YORK
LIMITED LIABILITY COMPANY

THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITITES LAWS.   SUCH SECURITIES ACQUIRED BY MEMBERS MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED.   ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS, WHICH ARE SET FORTH HEREIN.

WHETHER THESE SECURITIES ARE EXEMPT FROM REGISTRATION HAS NOT BEEN PASSED UPON BY THE SECURITIES AND EXCHANGE COMMISSION, THE ATTORNEY GENERAL OF THE STATE OF NEW YORK OR ANY OTHER REGULATORY AGENCY, NOR HAS ANY SUCH AGENCY PASSED UPON THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY OR ANY REPRESENTATION THAT ANY REGULATORY AGENCY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS LIMITED LIABILTY COMPANY OPERATING AGREEMENT IS A CRIMINAL OFFENSE. THE LIMITED LIABILTY COMPANY INTERESTS BEING OFFERED ARE SPECULATIVE SECURITIES WHICH INCLUDE A HIGH DEGREE OF RISK.   ACCORDINGLY, THE OFFERING IS SUITABLE ONLY FOR PERSONS WHO CAN AFFORD A TOTAL LOSS OF THEIR INVESTMENT.

OPERATING AGREEMENT

This Operating Agreement of Dufrane Productions, LLC, a New York limited liability company (the "Company"), is entered into this 27h day of March, 2018 by and among the Members listed on Schedule I attached hereto, and such other Persons as shall hereafter become Members as provided under this Agreement.

RECITALS

I. The Articles of Organization of the Company were filed on March 27, 2018 with the New York Secretary of State.

II. The Members wish to enter into this Operating Agreement in order to provide for the terms of the management and operation of the Company.

NOW THEREFORE, it is agreed as follows:

ARTICLE 1.

DEFINITIONS

SECTION 1.1. Definitions. As used herein, the following terms have the following respective meanings:

(a) "**Affiliate**" means, with respect to any Person any (i) other Person who controls, is controlled by or is under common control with such Person, (ii) director, officer, partner, member or employee of such Person, or (iii) immediate family member of any Person described in clauses (i) or (ii) above. As used in this definition "control" (including its correlative meanings "controlled by" and "under common control with") shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

(b) "**Agreement**" means this Operating Agreement, as amended from time to time.

(c) "**Available Cash**" means, with respect to any fiscal period, the excess of the Company's cash on hand from whatever source derived ("**Gross Proceeds**"), over payment of the Company's expenses (including Organizational Expenses, unpaid production costs, including deferred payments ("**Deferrals**") owed to cast, crew or other parties, costs of marketing and exploiting the Motion Picture and the costs of retaining professionals) then owed and other fees, amounts owed, costs and expenses and such amounts as the Manager shall deem advisable for the Company to expend or retain for working capital, taxes, debt repayment, reserves or any other Company purpose. Available Cash shall not include, and the Members will not have any interests in any payments made to the Manager or his Affiliates in consideration of their rendering services ("**Film Services**") with respect to the Motion Picture, it being understood that the Manager and Affiliates of the Manager may receive compensation for such services in such amounts and at such times as may be reasonably determined by the Manager.

(d) "**Capital Account**" as of any date shall mean the Capital Contribution to the Company by a Member, adjusted as of such date pursuant to this Agreement.

(e) "**Capital Contribution**" means the total amount of capital contributed to the Company by each Member pursuant to the terms of this Agreement. Any reference to the Capital Contribution of a Member shall include the Capital Contribution made by any predecessor holders of such Member's Units.

(f) "**Capital Recontribution**" shall mean the amount contributed to the Company by the Members pursuant to Section 6.4.

(g) "**Code**" means the Internal Revenue Code of 1986, as amended, and any successor statute.

(h) "**Company**" means Dufrane Productions, LLC, a New York limited liability company.

(i) "**Liquidator(s)**" means the Manager, or if there is no Manager at the time in question, such other Person who is appointed in accordance with applicable law to take all actions related to the winding up of the Company's business and the distribution of the Company's assets.

(j) "**Manager**" or "**Managers**" means the individuals designated as Managers from time to time in accordance with the provisions of Section 8.1 hereof. The current Manager as of the date hereof is identified on Schedule II attached hereto.

(k) "**Members**" means any of those Persons (including the Manager) identified as Members on Schedule I attached hereto and any substitute or additional Member in such Person's capacity as a Member of the Company, as such Schedule may be amended from time to time by the Manager.

(l) "**Member Majority**" means, at any time, any combination of Members holding, in the aggregate, in excess of fifty percent (50%) in interests of the Outstanding Units held by all Members, including Units purchased by Managers.

(m) "**Motion Picture**" means the feature length motion picture presently titled "Guy Down The Road", based on the screenplay of the same title written by Forrest Silvers.

(n) "**Net Income and Net Losses**" means the net income and net losses, respectively, derived from the operation of the Company for Federal income tax purposes, including gains and losses on the sale of all or any portion of the Company's assets.

(o)   "**New York Act**" means the Limited Liability Company Law of the State of New York.

(p)   "**Notice**" means a written notice containing all information which is either desirable, relevant or necessary to satisfy the purposes for which such notice is being delivered.

(q)   "**Organizational Expenses**" means all reasonable third party costs and expenses pertaining to the organization of the Company and the sale of Units to Members, and the registration, qualification or exemption of the Company under any applicable Federal, state or foreign laws, including fees of counsel, accountants and other professionals to the Company.

(r)   "**Outstanding Units**" means, at any time, all of the Units then outstanding.

(s)   "**Person**" means any natural person, corporation (stock or non-stock), limited liability company, limited partnership, general partnership, limited liability partnership, joint stock company, joint venture, association (profit or nonprofit), company, estate, trust, bank or other organization, whether or not a legal entity, and any government agency or political subdivision thereof.

(t)   "**Securities Act**" means the Securities Act of 1933, as amended, and any successor statute, and the rules and regulations promulgated thereunder.

(u)   "**Subscription Documents**" means the Subscription Agreement, Purchaser Questionnaire and alternative signature pages to this Agreement which are attached hereto as **Exhibit A**, and whose provisions are incorporated herein by reference as if such provisions were fully set forth herein.

(v)   "**Transfer**" means the sale, transfer, assignment, pledge, mortgage, hypothecation, encumbrance, distribution or other disposition of any Unit.

(w)   "**Treasury Regulations**" means regulations adopted by the Treasury Department of the United States governing application and enforcement of the Code. Any reference to a section or provision of the Treasury Regulations shall be deemed to refer also to such section or provision as amended or superseded.

(x)   "**Unit**" or "**Units**" means a share of all membership interests in the Company at any particular time, including all rights and obligations incidental to such ownership interest under this Agreement and the New York Act. Units include any equity, ownership or membership interest in whatever form into which Units may in the future be converted or exchanged. Subject to any other limitations herein, Units may be divided into fractions.

ARTICLE 2.

THE COMPANY

SECTION 2.1. __Members.__ The names and addresses of the Members are set forth on Schedule I attached hereto. Members will be admitted to the Company as such in accordance with the terms of this Agreement and upon the full execution of the Subscription Documents and the applicable signature page of this Agreement by such Members and the Manager.

SECTION 2.2. __Name.__ The Company shall conduct its activities under the name Dufrane Productions, LLC, or such other name or names as the Manager may elect. Notice of any name change will be given to the Members.

SECTION 2.3. __Principal Office.__ The address of the principal office of the Company shall be located at 1173a Second Avenue, Suite 254, New York, N.Y. 10065, or at such other address as may be determined by the Manager, and the Manager shall give Notice to all Members promptly following any such change. The Company may maintain such other or additional business offices at such other place or places as the Manager may from time to time deem advisable.

SECTION 2.4. __Duration.__ The Company's existence shall continue in perpetuity unless and until dissolved in accordance with the New York Act and/or this Agreement.

SECTION 2.5. __Maintenance.__ The Manager shall file promptly all certificates, amendments or other instruments as required by law to maintain the Company in good standing as a limited liability company in all jurisdictions in which it conducts business.

SECTION 2.6. __Business Purpose.__ The Company's business is to produce and to distribute the Motion Picture through theatrical exhibition, television exhibition, dvd, any electronic means of transmission and any other media now or hereafter known, and shall not include any production or exploitation of sequel, remakes, spinoffs, or prequels of the Motion Picture.

SECTION 2.7. __Authority and Powers.__ The Company is authorized and empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to, or convenient for the furtherance and accomplishment of its purposes, and for the protection and benefit of the Company, including without limitation, all acts and things permitted under the New York Act and this Agreement.

SECTION 2.8. __Juridical Existence, Properties, Etc.__ The Company shall maintain, preserve, and keep in full force and effect its limited liability company existence and all rights, franchises, licenses and permits necessary to the proper conduct of its business, and the ownership, lease, or operation of its properties which, if not so maintained, could reasonably be expected to have a material adverse effect on the Company, and to take all action which may be reasonably required to obtain, preserve, renew and extend all material licenses, permits, authorizations, trade names, trademarks, service names, service marks, copyrights and patents which are necessary for the continuance of the operation of any such property by the Company.

ARTICLE 3.
MEMBERS AND UNITS

SECTION 3.1. Members and Units. The Members are set forth on Schedule I attached hereto. Such Schedule I may be amended hereafter from time to time by the Manager to reflect the admission of additional Members, changes in the Members or purchases or Transfers of Units effected in accordance with this Agreement.

SECTION 3.2. Voting Rights; Meetings. Unless otherwise set forth in this Agreement, or as required by law, no Member approval or consent shall be required with respect to any actions taken by the Manager on behalf of the Company, and the Members shall have no right to vote with respect to any Company matters. To the extent that the Members do have a right to vote on Company matters, and except as otherwise provided herein the affirmative vote of a Member Majority shall be required for the approval of any action or matter requiring a vote or consent of the Members. Any vote of the Members shall be taken only following either the delivery to all of the Members of a Notice of the proposed action or matter, which delivery shall occur no later than ten (10) days prior to such vote, or the written waiver of any Member not receiving such Notice of such Member's right to receive such Notice. Except as otherwise required by the New York Act, by this Agreement or as the Manager may elect, the Company need not hold any annual or other meetings.

SECTION 3.3. Record Date for Members. For the purpose of determining the Members of record entitled to any Notice or to vote on any matter submitted to the Members, whether with or without a meeting of the Members, or for the purpose of determining the Members entitled to receive allocations, distributions or any other rights (unless a method of determination is specified elsewhere in this Agreement), or for the purpose of any other action, the Manager may fix, in advance, a date as the record date for any such determination of Members. Such record date shall be not more than sixty (60) days nor less than ten (10) days prior to the date of the action, activity or event for which such determination is to be made. When a determination of the Members of record has been made, such determination shall also apply to any adjournment of such action, activity or event, unless a new record date is fixed in accordance with this Section.

SECTION 3.4. Rights of Members. The Manager will (i) provide the Members with the right, upon request and during regular business hours, to inspect the books and records of the Company once a year, and (ii) inform the Members of any distributions, mergers, acquisitions, dispositions or transfers of a material portion of the Company's assets or the admission of additional Members to the Company.

ARTICLE 4.

CAPITAL ACCOUNTS AND CAPITAL CONTRIBUTIONS

SECTION 4.1. Definition of Capital Account. A Capital Account shall be established on the books of the Company for each Member in accordance with the provisions of the Code and any applicable Treasury Regulations. Without limiting the foregoing, each Member's Capital Account shall be increased by (i) the amount of cash contributed by such Member, (ii) the value of any non-cash assets contributed by such Member, as fixed by agreement at the time of contribution, less the amount of any liabilities assumed by the Company incidental to such contribution or to which the contributed assets are subject, and (iii) such Member's share of the Net Income, as allocated in Article 5. Each Member's Capital Account shall be decreased by: (i) the amount of all distributions (cash or the fair market value of any non-cash distribution) made by the Company to such Member, and (ii) such Member's share of the Net Losses, as allocated in Article 5. If non-cash Company assets are distributed in kind, Capital Accounts shall be adjusted as if the assets had been sold for fair market value on the date of distribution. Except as required by law, no Member shall be required to restore any deficit balance in his or her Capital Account.

SECTION 4.2. Capital Contributions. The aggregate capital to be contributed to the Company by the Members shall be not greater than $2,500.000 (with up to 50 Units being sold by the Company at a purchase price of $50,000 per Unit); provided that in excess of 50 Units may be sold by the Company (and therefore in excess of $2,500,000 in capital raised) pursuant to the terms and conditions for additional capital contributions set forth in section 4.3 below. The foregoing includes Units purchased by a Manager in his or her capacity as a Member (i.e., Units purchased by Managers as Members will count towards the $2,500,000 maximum). Funds received by the Company from a Member in respect of the purchase of a Unit may be spent by the Company for the business of the Company upon receipt of such funds, provided that the Member has been admitted as such to the Company. The Company may use funds prior to the closing of the offering at such time as Units totaling $100,000 have been subscribed to and/or purchased. Each of the Members shall promptly satisfy in full his, her or its obligation to contribute cash to the Company as his, her or its initial Capital Contribution. Except as provided in this Agreement no Member shall be required to make any contributions or pay any sums to the Company. The Manager may, at his discretion, cause the Company to issue Units in lieu of salaries to the Motion Picture's cast and crew members and to third parties providing services to the Company, and any Units so issued may, at the election of the Manager, be included within and counted towards the maximum number of Units issued under this Section 4.2 (and any Units purchased by a cast or crew member or any third party will be so included). The offering period will terminate on December 28,2019, subject to Manger's right to reasonably extend this date.

SECTION 4.3 Additional Contributions. If the Manager determines that additional capital is required for the conduct of the Company's business, then the Manager will notify the Members in writing of the amount of the required additional capital and the date by which the additional capital is needed by the Company. The amount of the additional capital specified in the written notice is the "Requested Additional Capital Amount." The Manager will determine whether the Requested Additional Capital Amount is to be loaned or contributed. The Members may, but are not required to contribute or loan the Requested Additional Capital Amount to the Company in accordance with this Section 4.3.

SECTION 4.4. Return of Capital Contributions. Except as specifically permitted or required in this Agreement, no Member shall be entitled to demand or receive the return of his or her Capital Contribution, and no interest will be paid on the capital contributed by a Member to the Company.

ARTICLE 5.

ALLOCATION OF INCOME AND LOSSES
TO CAPITAL ACCOUNTS

SECTION 5.1. Allocation of Net Income and Net Losses. Subject to Section 5.2, for all purposes, including, without limitation, Federal, state and local income tax purposes, all Net Income and Net Losses shall be allocated each fiscal year among all the Members as follows:

(a) Net Income (including in respect of a dissolution of the Company) shall be allocated as follows:

      (i)   First, to contingent, contractual, deferred compensation payments may be payable to selected artists, service providers, and key crew members who have worked on the Film for not their regular up-front compensation; and

      (ii) Second, in respect of prior allocations of Net Losses to the Members, to the Members in proportion to the amount of such Net Losses until all such Net Losses are reduced to zero;

      (iii)   Third, the Members (including Managers, to the extent they hold Units as a Member) shall receive a proportionate share of One Hundred (100%) percent of the Net Income on a *pari passu* basis with all Members (inclusive of in-kind equity contributors), if any, based on the number of Units held by them, until the Members have recouped One Hundred Ten percent (110%) of their Capital Contribution; and

      (iv)   thereafter, fifty percent (50%) percent to the Manager (and if there is more than one Manager, such Net Income shall be allocated between them in the same proportion their distributions are allocated to them under Section 6.2 below), and fifty percent (50%) to the Members (including the Managers, to the extent they hold Units as a Member), pro-rata in accordance with the number of Units held by them.

(b)   Net Losses shall be allocated 110% to the Members (including to the Managers, to the extent they hold Units as a Member) until such time as they have recouped One Hundred Ten Percent (110%) of their capital contribution to the Company, and thereafter Net Losses will be allocated fifty percent (50%) percent to the Managers and fifty percent (50%) to the Members, with all allocations to the Members being made pro-rata in accordance with the number of Units held by them.

SECTION 5.2. **Required Special Allocations**. Notwithstanding Section 5.1 hereof appropriate adjustments shall be made to the allocations of Net Income and Net Losses to the extent required or desirable under the Code and applicable Treasury Regulations, including as the Treasury Regulations relate to negative Capital Accounts. Notwithstanding any provision of this Agreement to the contrary, each Member's capital account shall be maintained and adjusted in accordance with the Code, including (i) the adjustments permitted or required by Internal Revenue Code Section 704(b) and, to the extent applicable, the principles expressed in Internal Revenue Code Section 704(c) and the regulations promulgated thereunder, and (ii) adjustments required to maintain capital accounts in accordance with the "substantial economic effect test" set forth in the regulations promulgated under Internal Revenue Code Section 704(b) (including the "minimum gain charge back" requirements of Treasury Regulation Section 1.704-2(f) and 1.704-2(i)(4), the "qualified income offset" requirements of Treasury Regulation Sections 1.704-1(b)(2)(ii)(d), and the "partner non-recourse debt" allocations of Treasury Regulation Sections 1.704-2(c), 1.704-2(i)(2) and 1.704-2(j)(1)), provided that the special allocations of income or gain set forth in the foregoing parenthetical of clause (ii) (the "**Special Allocations**") shall be taken into account in allocating items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocations and the Special Allocations will be equal to the net amounts that would have been allocated to each Member if such Special Allocations had not occurred.

SECTION 5.3. Other Allocation Rules. For purposes of determining the Net Income, Net Losses or any other items allocable to any period, Net Income, Net Losses and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Manager using any permissible method under the Code and the Treasury Regulations applicable thereto. Accordingly, account may be taken of the number of days a Member has actually held a Unit in any fiscal year in allocating Net Income or Net Losses.

SECTION 5.4. **No Right to Priority.** Except as otherwise expressly provided in this Agreement, or as required to comply with the Code and Treasury Regulations, no Member shall have priority over any other Member as to any allocations, distributions, or return of all or any part of his or her Capital Contributions.


ARTICLE 6.

DISTRIBUTIONS


SECTION 6.1. **Distributions in Kind.** No Member shall be entitled to demand and receive distributions other than in cash form. Any non-cash Company assets distributed in kind shall be distributed to the Members entitled thereto as tenants-in-common owning undivided interests in the same proportion as would be applicable to cash distributions.

SECTION 6.2. **<u>Distribution of Available Cash.</u>** Any Available Cash which the Manager determines (in his discretion) to distribute shall be distributed from time to time (as determined by the Manager) to the Members as follows:

(i)   First, to contingent, contractual, deferred compensation payments may be payable to selected artists, service providers, and key crew members who have worked on the Film for not their regular up-front compensation; and

(ii)   Second, one hundred ten (110%) percent to the Members (including the Managers, to the extent they hold Units as a Member) on a *pari passu* basis with all Members (inclusive of in-kind equity contributors), if any, based on the number of Units held by them, until the Members have recouped One Hundred Ten Percent (110%) of their Capital Contributions (the "**Priority Distribution**"); and

(iii)   Thereafter, fifty percent (50%) percent to the Manager (and if there is more than one Manager, such distributions shall be allocated between them as they may agree in writing), and fifty percent (50%) to the Members (including the Managers, to the extent they hold Units as a Member), pro-rata in accordance with the number of Units held by them. Any distributions of Available Cash to be made to cast or crew of the Motion Picture as "points" will be paid from the Manager's portion of the distributions.

All distributions shall take into account the number of days a Unit was held by a Member relative to the other Members since the last distribution.

SECTION 6.3. **<u>Reimbursement of Expenses.</u>** The Company will reimburse the Manager for Organizational Expenses incurred by the Manager and all other third party out-of-pocket costs and expenses incurred by the Manager in connection with the formation and operation of the Company from Available Cash or, to the extent funds are available therefrom, from Capital Contributions. Such operational expenses may include photocopying, long distance phone and other expenses which would not be incurred by the Company or the Manager but for the operations of the Company.

SECTION 6.4 **<u>Obligation to Recontribute Distributions of Cash Flow.</u>** If a distribution of Available Cash shall have been made prior to or after the Company's termination date and, at any time subsequent thereto there shall be any unpaid debts, taxes, liabilities or obligations (together, the "**Obligations**") of the Company, and the Company shall not have sufficient assets to meet them, then the Company shall have the right (as determined by the Manager in his sole discretion), to require the Members to repay to the Company the following amounts (a "**Capital Recontribution**"):

Each Member shall be required to contribute his, her or its pro-rata share (based on the number of Units held by the Member relative to all Outstanding Units) of the Obligations, up to the amount of the aggregate Available Cash previously distributed to the Member. Should a Member fail to contribute to the Company the amount of Capital Recontribution required of the Member on or before the date the amount is to be paid, such Member will be personally liable to the Company for such amounts, plus interest thereon at two (2) percentage points above the announced prime rate of Citibank, NA, and for the reasonable costs (including attorneys' fees) of collection. All payments required of a Member hereunder shall be due and payable by such Member seven (7) business days after the date written notice advising of the amount of the Capital Recontribution required of such Member, together with an explanation of the need therefor, is provided to such Member in the manner provided for in Section 13.4.

The obligations set forth in this Section 6.4 are in addition to any obligations the Members may have to recontribute funds to the Company under the New York Act.

SECTION 6.5   **Withholding.** The Company shall be entitled to deduct, withhold or pay any and all future taxes or withholdings, and all liabilities with respect thereto ("**Taxes**") to the extent the Company in good faith determines that such deduction or withholding or payment is required by the Code or any Treasury Regulations. Any Taxes withheld from actual distribution to a Member shall, for all purposes of this Agreement, be treated as a distribution to such Member of the same type and character as the distribution giving rise to the withholding obligation.

ARTICLE 7.

RESTRICTIONS ON THE TRANSFER OF UNITS; ADMISSION OF SUBSTITUTE AND ADDITIONAL MEMBERS;

SECTION 7.1.   Restrictions on the Transfer of Units. Except as hereafter provided, a Member may Transfer all or any part of his or her Units only on the following conditions:

(a)   The Transfer has been approved in writing by the Manager, which approval he may grant or withhold in his sole discretion (and the Manager may approve any Transfer of Units by the Manager). For any Transfer of Units by a Manager, if the transferee is a Person (including a Member) that is not a Manager the transferee shall be deemed a Member unless the transferee is also appointed as a Manager under Article 8 hereof);

(b)   The transferee ratifies and assumes in writing all of the terms of this Agreement and executes and delivers such other documents and instruments as the Manager may request;

(c)   Unless waived by the Manager in his sole discretion the transferee pays all costs reasonably incurred by the Company incidental to such transfer, including without limitation, attorneys' fees for evaluation of the proposed transfer for conformance with this Agreement, the New York Act and other applicable law, and preparation of appropriate documentation; and

(d)   Such transfer will not constitute a violation of any applicable registration provisions of the Securities Act, or any other applicable state or Federal securities laws.

Subject to Section 8.1 below, upon the death of a Member such Member's Units may be transferred to such Member's heirs or legal representatives, provided that (i) clauses (b)-(d) above are complied with, and (ii) such heirs or legal representatives shall not be admitted as Members unless the provisions of Section 7.2 have been complied with.

SECTION 7.2. Admission of Persons as Additional Members. A transferee of a Unit (if the Transfer was permitted under Section 7.1) shall be admitted as an additional Member only upon the written approval of the Manager, which he may grant or withhold in his sole discretion, and at such time as the transferee:

(a) executes and acknowledges such instruments as the Manager deems necessary or appropriate to effectuate such Person's admission; and

(b) pays all costs incurred by the Company incidental to such Person's admission, including without limitation, attorneys' fees for evaluation of the proposed admission for conformance with this Agreement, the New York Act and other applicable law, and preparation of appropriate documentation.

No Person shall be admitted as a Member if such admission will constitute a violation of any applicable registration provisions of the Securities Act, or any other applicable state or Federal securities or other laws.

For clarity, additional Units in the Company in excess of $2,500,000 may be offered to existing or new members after first being offered to all existing Unitholders.

ARTICLE 8.

THE MANAGER

SECTION 8.1. Appointment and Replacement of a Manager. (a) The business, property and affairs of the Company shall be managed and directed exclusively by the Manager, and the current Manager is identified on Schedule II attached hereto. No other Member shall have the power to so act or bind the Company. The Manager may, if he elects, appoint additional Managers (who need not be Members) upon such terms as he may reasonably elect. The Manager(s) (other than the current Manager and his Affiliates, who may receive compensation as provided for in the definition of Available Cash) and other Members may receive compensation from the Company (in addition to their right to receive distributions hereunder) for services rendered to the Company upon such terms and in such amounts as the Company (with the Manager making such decision on behalf of the Company) may elect. The Members shall not have the right to remove a Manager, and the Members may only elect a replacement Manager as specifically provided for in this Agreement.

(b) In the event that a Manager should resign or die, then such person shall no longer serve as a Manager but he, she or his or her heirs shall continue to own the Units held by such Manager in the capacity of a Member and shall continue to receive the distributions and allocations provided for in

Articles 5 and 6 above as if such person were still a Manager.

SECTION 8.2   Approval of Company Matters. Any Manager (if more than one) may act on behalf of the Company and enter into agreements on its behalf, however no Manager will act on behalf of the Company if Dean Silvers (for so long as he is a Manager) does not agree with such action.

SECTION 8.3.   Limitation of the Managers' Liability. The Managers shall not be liable to the Company or to the other Members for any errors or omissions committed in the discharge of their duties hereunder, unless such errors or omissions constitute willful misconduct, gross negligence or intentional disregard of the express terms of this Agreement. The Managers shall not be obligated to abstain from acting on any matter (or act in any particular matter) because of any interest (or conflict of interest) of such Manager (or any Affiliate thereof) in such matter.

SECTION 8.4.   General Authority of Managers. (a) Except to the extent that the consent of the Members (or Members holding a specified proportion of Units) is otherwise required by this Agreement or the New York Act, the Managers shall have full, complete, and exclusive discretion to manage and control the business of the Company in furtherance of the purposes of the Company. In furtherance, but not by way of limitation of the foregoing the Managers shall have the right, on behalf of the Company, to (i) invest and reinvest the cash assets of the Company in money-market or other short-term investments, (ii) open, maintain and close bank accounts and draw checks and other orders for the payment of moneys, (iii) borrow funds (including from Managers or Members), secured or unsecured, or otherwise incur obligations, (iv) sell, license, lease or transfer all or any portion of the Company's assets, (v) bring, defend, compromise or settle any action, (vi) participate in partnerships and joint ventures, (vi) employ any persons and engage accountants, attorneys, auditors and other professionals and agents, and to compensate them as necessary, (vii) enter into or amend any agreements (including those with Managers or Members), and (viii) compromise or settle any debts or disputes, including those between the Company and any Members. The Managers may engage in other activities and projects which are unrelated to the business of the Company (and the Company will not have any interest therein), however the Managers shall devote such time and attention as is reasonably necessary and appropriate to discharge their obligations under this Agreement.

(b) All decisions made for and on behalf of the Company by the Managers shall be binding upon the Company. No Person dealing with a Manager shall be required to determine his or her authority to enter into any undertaking on behalf of the Company, nor to determine any fact or circumstance bearing upon the existence of such authority; provided, however, that nothing herein shall extinguish, limit or condition the liability of the Managers to the other Members to discharge their obligations in accordance with this Agreement and the New York Act.

SECTION 8.5.   Delegation of the Managers' Authority. The Managers may delegate to any Person all or any of their powers, rights and obligations hereunder, and may appoint, employ, contract or otherwise deal with any Person for the transaction of the business of the Company, which Person may perform such acts or services for the Company as the Managers may approve; provided, however, that in all events such Person shall be subject to the supervision and control of the Managers. The Managers may designate any employees or agents it retains as officers of the Company with titles, including but not limited to "chairman", "chief executive officer", "president", "vice president", "treasurer", "secretary", "director" and "chief financial officer", with such powers as the Managers may authorize.

ARTICLE 9.

RELATED PARTY DEALINGS

SECTION 9.1. Outside Business Interests; Business Opportunity. The Manager and each Member may each engage in or possess interests in other business ventures of every kind and description for his or her own account, including without limitation, serving as a member, partner or shareholder of other entities which engage in a business competitive with the Company and neither the Company nor any of the Members shall have any rights by virtue of this Agreement in or to such other business ventures or to the income or profits derived therefrom, or to any business opportunities as may become available to the Manager or any Member, whether or not similar in nature to the Company's then existing business activities.

SECTION 9.2. Member Dealing With the Company. Any Member shall have the right to contract or otherwise deal with the Company for the provision of goods or services to the Company if such transaction is approved by the Managers.

ARTICLE 10.

MEMBER LIABILITY; INDEMNIFICATION AND
LIABILITY LIMITATION

SECTION 10.1. Liability of Members; Enforcement of Obligations. Except to the extent otherwise expressly stated in this Agreement or prescribed under the New York Act (i) the Members shall have no fiduciary or partnership relationship between or among themselves solely by reason of their status as Members, and (ii) the rights of each of the Members and the Company to sue for matters and claims arising out of or pertaining to this Agreement shall not be dependent upon the dissolution, winding-up or termination of the Company.

SECTION 10.2. Indemnification of Managers and Members. Except as provided in Section 10.4, every Person who was or is a party, or who is threatened to be made a party, to any pending, completed or impending action, suit or proceeding of any kind, whether civil, criminal, administrative, arbitrative or investigative (whether or not by or in the right of the Company) by reason of being or having been a Manager or Member of the Company shall be indemnified by the Company against all expenses (including reasonable attorneys' fees and expenses), judgments, fines, penalties, awards, costs, amounts paid in settlement and liabilities of all kinds, actually incurred by such Person incidental to or resulting from such action, suit or proceeding to the fullest extent permitted under the New York Act, without limiting any other indemnification rights to which such Person otherwise may be entitled. The Company may, but shall not be required to, purchase insurance on behalf of such Person against liability asserted against or incurred by such Person in his or her capacity as a Manager or Member of the Company, or arising from such Person's status as a Manager or Member, whether or not the Company would have authority to indemnify such Person against the same liability under the provisions of this Section 10.2 or the New York Act.

SECTION 10.3. <u>Limitation of Liability.</u> Except as otherwise expressly provided in this Agreement, no Manager shall have liability to the Company or other Members for monetary damages resulting from (i) a single transaction, occurrence or isolated course of conduct which does not constitute willful wrongdoing or intentional disregard of the terms of this Agreement, it being the intent and purpose of this Section 10.3 that no Manager have such liability for errors made in the exercise of good-faith judgment or in reliance upon the advice of counsel to the Company, or (ii) the negligence, dishonesty or bad faith of any agent, consultant or broker of the Company selected, engaged or retained in good faith.

SECTION 10.4. <u>Qualification of Indemnification and Liability Limitation.</u> (a) The indemnification rights and limitations on liabilities set forth in Sections 10.2 and 10.3 shall not apply to claims based upon any willful misconduct or intentional breach or disregard of the terms of this Agreement or knowing violation of criminal law or any Federal or state securities law, including without limitation, unlawful insider trading or market manipulation for any security, nor shall such indemnification rights and limitations on liabilities preclude the Company, Manager or any Member from recovery for any loss or damage otherwise covered under any insurance policy. Nothing herein shall be deemed to prohibit or limit the Company's right to pay, or obtain insurance covering, the costs (including reasonable attorneys' fees and expenses) to defend an indemnitee against any such claims, subject to a full reservation of rights to reimbursement in the event of a final adjudication adverse to such indemnitee for which indemnification is not permitted by law.

(b) An indemnitee shall be entitled to recover from an indemnitor all legal costs or expenses, including reasonable attorney's fees and expenses, incurred by such indemnitee to enforce its rights hereunder, or to collect any sums due from the indemnitor hereunder.

(c) The Company will make any required indemnification promptly following the fixing of the liability, loss, damage, cost or expense incurred or suffered by a final judgment of any court, settlement, contract or otherwise. In addition, the Company may advance funds to a Person claiming indemnification under Section 10 for legal expenses and other costs incurred as a result of a legal action brought against such Person if (i) the legal action relates to the performance of duties or services by the Person on behalf of the Company, (ii) such Person undertakes to repay the advanced funds to the Company if it is determined that such Person is not entitled to indemnification pursuant to the terms of this Agreement, and (iii) the advance of funds by the Company is not otherwise prohibited by the Act.

ARTICLE 11.

DISSOLUTION AND LIQUIDATION OF
THE COMPANY

SECTION 11.1. Dissolution of the Company. The Company shall be dissolved on the earlier of the expiration of the term of the Company or upon the first to occur of:

(a) The expiration of thirty (30) days following the sale or other disposition of all or substantially all of the Company's assets;

(b) The election by the Manager to dissolve and liquidate the Company; or

(c) The occurrence of any other event of dissolution under the provisions of this Agreement or the New York Act.

SECTION 11.2. Winding-up and Distribution of the Company. (a) Upon the dissolution of the Company pursuant to Section 11.1, the Company's business shall be wound up and its assets liquidated by the Liquidator(s) as provided in this Section 11.2, and the net proceeds of such liquidation shall be distributed as follows:

(i) First, to payment of all debts and liabilities of the Company (other than loans or other debts and liabilities of the Company to Members), including deferred amounts owed to cast and crew of the Motion Picture, and any expenses of the Company incidental to such sale or liquidation;

(ii) Second, to establishment of any reserves reasonably deemed necessary by the Liquidator(s) for contingent, unmatured or unforeseen liabilities or obligations of the Company;

(iii) Third, to payment and satisfaction of all other debts and liabilities of the Company to Members and the Manager on a pro-rata basis; and

(iv) Fourth, one hundred ten (110%) percent to the Members (including to the Managers, to the extent they hold Units as a Member) on a *pari passu* basis with other Members (inclusive of in-kind equity contributors), if any, based on the number of Units held by them, until the Members have (together with distributions under Article 6 hereof) recouped One Hundred Ten Percent (110%) of their Capital Contributions; and

(v) thereafter, fifty percent (50%) percent to the Manager (and if there is more than one Manager, such distributions shall be allocated between them as they may agree in writing), and fifty percent (50%) to the Members (including the Managers, to the extent they hold Units as a Member), pro-rata in accordance with the number of Units held by them.

(b) The Liquidator(s) shall file all certificates and notices of the Company's dissolution required by law. The Liquidator(s) shall sell and otherwise liquidate the Company's assets without unnecessary delay. Upon the complete liquidation of the Company's assets and distribution to the

Members, they shall cease to be Members of the Company, and the Liquidator(s) shall execute, acknowledge and cause to be filed all certificates and notices required by law to terminate the existence of the Company.

ARTICLE 12.

AMENDMENTS

SECTION 12.1. <u>Adoption of Amendments Generally</u>. Amendments to this Agreement to reflect the substitution or addition of a Member or Managers or the resignation of a Member or Managers in accordance with this Agreement may be made by written instrument executed by the Manager without any approval of the other Members. Unless otherwise provided for herein, any other amendments to this Agreement may be made only by a written instrument executed by the Manager and a Member Majority; <u>provided</u>, <u>however</u>, that no amendment to this Agreement may:

(a) expand the obligations or liabilities of any Member under this Agreement, or modify any Member's limited liability, without the written consent of such Member;

(b) other than as allowed by this Agreement, modify the computational method of determining, or priority applicable to, allocations or distributions under Articles 5, 6 or 11, without the written consent of all Members; or

(c) amend this Article 12 without the written consent of all Members.

ARTICLE 13.

GENERAL PROVISIONS.

SECTION 13.1. <u>Books and Records</u>. The method of accounting on which the books shall be maintained shall be determined by the Manager. Dean Silvers is designated the "partnership representative" for purposes of the Code. All determinations, valuations and other matters of judgment required to be made for accounting and tax purposes under this Agreement shall be made by or under the direction of the Manager and shall be conclusive and binding on all Members, former Members, their successors or legal representatives and any other Person except for computational errors or fraud, and to the fullest extent permitted by law no such Person shall have the right to an accounting or an appraisal of the assets of the Company or any successor thereto except for computational errors or fraud.

The Company will indemnify and reimburse the tax matters partner for all reasonable expenses, including legal and accounting fees, claims, liabilities, losses and damages incurred in connection with any administrative or judicial proceeding with respect to the tax liability of the Unit Holders attributable to the Company. The Company will pay all such expenses before any distributions are made to Unit Holders (and such expenses will be considered for purposes of determining Distributable Cash) or the Managers set any discretionary Reserves aside. The tax matters partner has no obligation to provide funds for such purpose.

SECTION 13.2. **Fiscal Year.** The fiscal year of the Company shall be the calendar year.

SECTION 13.3. **Custody of Company Funds; Bank Accounts.** The Manager shall have fiduciary responsibility for the safekeeping and use of all funds and assets of the Company, whether or not in his immediate possession or control. The Company's funds shall not be commingled with the funds of any other Person and the Manager shall not use, or permit use of, the Company's funds in any manner except for the benefit of the Company.

SECTION 13.4. **Notices.** All Notices, requests, consents and other communications hereunder to the Company or to any Member shall be deemed to be sufficient if contained in a written instrument delivered in person or sent by facsimile, nationally-recognized overnight courier or first class registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

(a)   if to the Company, to its principal office determined per Section 2.3, as such office may be changed in accordance with Section 2.3.; or

(b)   if to any Member, to his or her respective address set forth on Schedule I hereto.

Any Member may, at any time and from time to time, designate a substitute address or addresses for him or herself by delivering a Notice to the Company and to each other Member in the manner set forth in this Section. All such Notices, requests, consents and other communications shall be deemed to have been delivered (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of delivery by facsimile or nationally-recognized overnight courier, on the first business day following such delivery, and (iii) in the case of mailing in the manner set forth in this Section, on the third business day after the posting thereof.

SECTION 13.5. **Burden and Benefit**. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto, and their respective heirs, executors, administrators, successors and assigns.

SECTION 13.6. **Counterparts.** This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one Agreement binding on all parties hereto, notwithstanding that not all parties shall have signed the same counterpart.

SECTION 13.7. **Severability of Provisions.** If any term or provision of this Agreement or the application thereof to any Person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Agreement and the application of such term or provision to Persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term and provision of this Agreement shall be valid and be enforceable to the fullest extent permitted by law.

SECTION 13.8. **Entire Agreement.** This Agreement sets forth all (and is intended by the parties hereto to be an integration of all) of the promises, agreements and understandings among the parties hereto with respect to the subject matter hereof.

SECTION 13.9. **Headings.** The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

SECTION 13.10. **Pronouns and Plurals.** Whenever the context may require, any pronouns used herein shall be deemed to refer to the masculine, feminine, or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural, and vice versa.

SECTION 13.11. **Governing Law.** This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York. The parties agree that any legal proceeding related in any way to this Agreement shall be brought and enforced only in the Supreme Court of the State of New York or the United States District Court for the Southern District of New York, and the parties hereby waive any objection to jurisdiction or venue in any such proceeding commenced in any of such courts.

IN WITNESS WHEREOF, the parties hereto have executed this Operating Agreement as of the date first above written.

Manager

_____
Dean Silvers

Members

_____

SCHEDULE I

MEMBERS, CAPITAL CONTRIBUTIONS AND UNITS

MEMBERS	CAPITAL CONTRIBUTIONS	UNITS

SCHEDULE II
MANAGERS

Dean Silvers

IN WITNESS WHEREOF, the parties hereto have executed this Operating Agreement as of the date first above written.

Manager

Dean Silvers

Members

_____